November 15, 2010

Scott R. Plummer
5228 Ameriprise Financial Center
Minneapolis, MN 55474
(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re: Columbia Acorn Trust (the “Registrant”); File No. 811-01829

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the RiverSource Partners International Select Growth Fund and RiverSource Partners International Small Cap Fund series of RiverSource International Managers Series, Inc. (File No. 811-10427) into the Columbia Acorn International series of the Registrant (the “Reorganization”).

The Registration Statement is proposed to become effective on the thirtieth day after the date upon which it is filed pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer

Scott R. Plummer

Assistant Secretary

Columbia Acorn Trust